UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024
(Commission File Number: 001-32221)

_________________________

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of registrant’s name into English)

_________________________

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

NYSE NOTIFIES GOL Linhas Aéreas Inteligentes S.A. (gol) OF SUSPENSION OF TRADING AND COMMENCEMENT OF DELISTING PROCEEDINGS

SÃO PAULO, January 26, 2024 – GOL Linhas Aéreas Inteligentes S.A. (the “Company” or “GOL”) (NYSE: GOL and B3: GOLL4) announces that the staff of the New York Stock Exchange (“NYSE”) has notified the Company that, as a result of the Company’s filing on January 25, 2024 of voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York, the NYSE has suspended trading in the Company’s American depositary shares (the “ADSs”) and will apply to the Securities and Exchange Commission to delist the ADSs, as is customary following a Chapter 11 filing in accordance with Section 802.01D of the NYSE Listed Company Manual.

The Company does not intend to appeal the NYSE’s decision to delist the ADSs. The delisting of the ADSs by the NYSE will not affect the listing of the Company’s shares in Brazil on the B3 S.A. – Brasil, Bolsa, Balcão, and the Company does not anticipate that the delisting of the ADSs will affect the Company’s operations or business.

Signature

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By: /s/ Mario Tsuwei Liao

Name: Mario Tsuwei Liao
Title: Chief Financial and IR Officer